Filed by divine, inc. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: RoweCom Inc.
Commission File No. 000-25163


[divine LOGO]               NEWS RELEASE

                            www.divine.com      NASDAQ : DVIN
                            --------------

INVESTMENT PROFESSIONALS:       INDIVIDUAL INVESTORS:          MEDIA INQUIRIES:              INTERNATIONAL MEDIA:
Paul Scheeler                   Brenda Lee Johnson             Susan Burke / Anne Schmitt    Chris Blaik
Director of Investor Relations  Investor Relations Manager     Direct: 773.394.6746 / 6827   Direct: +44 [0] 20 7070 9520
Direct: 773.394.6826            Direct: 773.394.6873           susan.burke@divine.com        Chris.blaik@divine.com
paul.scheeler@divine.com        brenda.johnson@divine.com      anne.schmitt@divine.com


FOR IMMEDIATE RELEASE
THURSDAY, AUGUST 9, 2001

           DIVINE, INC. REPORTS $61 MILLION IN SECOND QUARTER REVENUES
                              --------------------

     -    OVER 500 CUSTOMERS, FOCUSED ON GLOBAL 2000 AND HIGH GROWTH COMPANIES

     -    $202 MILLION IN CASH AND CASH EQUIVALENTS AS OF JUNE 30

     -    MANAGEMENT REAFFIRMS PROFITABILITY TARGET OF THIRD QUARTER 2002

CHICAGO - AUGUST 9, 2001 - DIVINE, INC., (NASDAQ: DVIN), today reported results for the second quarter ended June 30, 2001, including revenues of $61.3 million. divine's 528% sequential quarterly revenue increase was achieved primarily as a result of its acquisition and integration of certain marchFIRST assets and operations, which closed on April 2, 2001. The marchFIRST acquisition accounted for approximately 92% or $56.1 million of second quarter revenues, as well as significant expansion in divine's customer base and global sales and solutions delivery organization.

divine focuses on Global 2000 and high growth middle market firms and currently serves a customer base exceeding 500 companies. divine provides a combination of solution-based services, software and hosting/managed applications that enable businesses to increase efficiency, generate revenue, advance their brand, and build customer loyalty. These solutions allow businesses to manage internal and external knowledge resources, create meaningful interaction and collaboration within business communities and deploy cutting-edge technologies that are fully integrated with core business systems.


------------------------------------------------------------------------------------------------------------------------
                                      SUMMARY OF SECOND QUARTER FINANCIAL RESULTS
                               (dollars in thousands except share and per share amounts)
                                                      (unaudited)
                                           ---------------------------------- ------------------------------------------
                                                                    FOR THE THREE MONTHS ENDED
                                           -----------------------------------------------------------------------------
                                            SOFTWARE, SERVICES &    SOFTWARE, SERVICES &           DIVINE, INC.
                                            HOSTING/MANAGED APPS    HOSTING/MANAGED APPS
-----------------------------------------------------------------------------------------------------------------------
                                                  JUNE 30,                MARCH 31,         JUNE 30, 2001    JUNE 30,
                                                    2001                    2001                               2000
-----------------------------------------------------------------------------------------------------------------------
Total Revenues                             $             61,281    $             7,633      $   61,281     $    12,092
Total Operating Expenses                   $             104,390   $            38,183      $  106,465     $    72,317
Operating Loss                             $             (43,109)  $           (30,550)     $  (45,184)    $   (60,225)
Total Non-Cash Expenses                    $              10,770   $             5,681      $   17,047     $    26,110
Net loss (excluding preferred/deemed                                                        $  (38,545)    $   (75,383)
Net Loss Per Common Share                                                                   $   (0.27)     $     (0.91)
Shares Used in Computing Net Loss Per                                                       144,569,725      92,800,311
Share
------------------------------------------ ----------------------- ------------------------ -------------- -------------

================================================================================
    "THE SECOND QUARTER WAS KEY FOR DIVINE, NOT JUST IN TERMS OF OUR FIVE-FOLD REVENUE GROWTH, BUT BECAUSE WE MANAGED TO EFFECTIVELY INTEGRATE THE BUSINESSES WE BUILT OVER THE LAST 18 MONTHS WITH THE ACQUISITIONS WE CLOSED IN THE QUARTER. THESE ACQUISITIONS GO A LONG WAY TO FILLING OUT OUR STRATEGIC VISION FOR DIVINE."
================================================================================
                              -- ANDREW "FLIP" FILIPOWSKI, DIVINE CHAIRMAN & CEO
================================================================================

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SECOND QUARTER FINANCIAL RESULTS

To highlight the progress that divine is making in executing its business strategy, in addition to reporting results on a consolidated basis, divine is providing separate financial information across two divisions: 1) software, services, and hosting/managed applications; and 2) divine interVentures, primarily comprised of investments in early stage companies. This change in presentation renders same-quarter comparisons less meaningful and so divine is providing sequential quarterly comparisons in this release in addition to the year-ago periods included in divine's Consolidated Statements of Operations.

For the second quarter ended June 30, 2001, divine reported consolidated revenues of $61.3 million, a 528% sequential quarterly increase from revenues of $9.8 million in the first quarter 2001. Net loss for the second quarter was $38.5 million or ($0.27) per common share computed on 144.6 million weighted average shares outstanding, compared to a net loss of $65.6 million or ($0.49) per common share computed on 134.6 million weighted average shares outstanding for the first quarter 2001. The increase in the number of outstanding shares is primarily attributable to the issuance of stock for acquisitions. The second quarter 2001 loss included non-cash expenses totaling $17.0 million, comprised of $3.9 million of impairment charges, $8.2 million of amortization of goodwill and other intangibles, $2.2 million of stock-based compensation expense and $2.7 million of depreciation.

divine's software, services and hosting/managed applications revenues for the second quarter of 2001 were $61.3 million, versus $7.6 million in revenues reported in the first quarter of 2001, predominantly reflecting the revenue contribution from the marchFIRST acquisition. The attributable net operating loss was $43.1 million, resulting primarily from costs associated with divine's continuing development of a global sales and solutions delivery organization capable of supporting additional software, services and customers.

At June 30, 2001, on a separate company basis not including consolidated companies in the divine interVentures portfolio, divine had a total of approximately $202.6 million in cash, cash equivalents and available for sale securities, compared with $224.3 million at March 31, 2001.

In addition to divine's software, services and hosting/managed applications business, divine has ownership interests in certain associated companies, consisting principally of early-stage businesses, which comprise its divine interVentures portfolio. The carrying value of the divine interVentures portfolio reflected on the divine's balance sheet at June 30, 2001, is approximately $23.5 million. divine currently has no plans to make additional investments in this portfolio. For additional information, please refer to divine's filings with the SEC.

DIVINE MANAGEMENT COMMENTS

STRATEGIC OVERVIEW - CEO ANDREW "FLIP" FILIPOWSKI

 "The second quarter was key for divine, not just in terms of our five-fold revenue growth, but because we managed to effectively integrate the businesses we built over the last 18 months with the acquisitions we closed in the quarter. These acquisitions go a long way to filling out our strategic


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vision for divine," said Andrew "Flip" Filipowski, divine Chairman and CEO.
"Each of our acquisitions is designed to further divine's strategy, which is to assist enterprises in managing their collaboration and interaction with partners, suppliers and customers. We are pleased with the rapid integration of our acquisitions and proud of our team which is working hard to integrate the product offerings and making great progress. Already this effort has simplified and helped to cut the cost of doing business for our customers."

FINANCIAL OVERVIEW - CFO MICHAEL CULLINANE

 "divine is in a very strong financial position and we remain committed to achieving profitability in Q3 2002," said divine Chief Financial Officer Michael Cullinane. "At June 30, divine had $202 million in cash and cash equivalents which, together with the receivables we acquired in the marchFIRST transaction, provide us sufficient funds to execute our business model. We plan to aggressively pursue acquisitions because we believe current market conditions present an opportunity to rapidly build out our software, services, and hosting/managed applications business at a lower cost basis than it would be possible to build from scratch."

SERVICES OVERVIEW - ED SZOFER, PRESIDENT, DIVINE PROFESSIONAL SERVICES

"Shortly after integrating our legacy marchFIRST organization with divine, we began to score major account wins, in addition to successfully bringing over nearly 350 marchFIRST clients," said Ed Szofer, President of divine Professional Services. "I have personally visited over 100 of our clients during these first four months, and the fact that we experienced practically no client attrition is a testament to the professionalism and work ethic of our people and how they continued to serve our clients during a difficult time.

"What makes our progress even more noteworthy is that at the same time, we've consolidated space in several of our regional office locations, transitioned to new payroll and expense systems, produced new sales collateral, and integrated most of our service offerings with divine's rapidly growing product portfolio. During my twenty years in this business, I have never seen as many customer relationships smoothly transitioned from one organization to another in such a short period of time. It also illustrates the dedication and hard work of the divine organization, which has embraced us as members of a growing family that we are thrilled to be a part of."

DIVINE DEVELOPMENTS

ACQUISITIONS AND DEFINITIVE AGREEMENTS

The following are summaries of previous announcements.

- In August, divine acquired FRACTA NETWORKS, INC. , a provider of personal content management solutions. Founded in March 2000 and based in Austin, Texas, privately held Fracta Networks has developed FractaNet(TM), an application that allows users to easily capture portions of documents, spreadsheets or Web sites. The acquisition of Fracta Networks will expand divine's

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     suite of personal information management tools, which provide a single point of access for an organization's critical applications, as well as internal and external information.

- In July, divine announced its intent to acquire the assets of INTIRA CORPORATION, a high-end provider of outsourced infrastructure services, subject to bankruptcy court approval. divine plans to acquire certain fixed assets, accounts receivable, Intira infrastructure and technology, certain of Intira's data centers including locations in Pleasanton, Calif., and St. Louis, as well as the right to the assignment of customer contracts and the right to offer employees positions with divine. The acquisition is expected to add more than 30 customers and generate approximately $1.8 million in monthly recurring revenue while expanding divine's capacity to host and manage sophisticated, enterprise-level applications.

- In July, divine signed a definitive agreement to acquire ESHARE COMMUNICATIONS, INC., a leading provider of customer interaction management
     (CIM) solutions, in a stock-for-stock merger agreement expected to close by mid-October 2001. eshare has a 20-year history of developing solutions that help businesses establish and maintain high-quality relationships with their customers through the phone, email and the Web - enabling divine to offer customers the ability to facilitate and enhance relationships across the corporate enterprise. eshare reported 2000 revenues of nearly $84 million and has more than 2,500 customer sites in over 40 countries, including eight of the top ten firms in the Fortune 50. eshare is based in Norcross, Ga. and has offices in New York, Los Angeles, Chicago, Leesburg, Va., and international locations in France and the U.K.

- In July, divine announced a definitive agreement to acquire ROWECOM, INC., in a stock-for-stock transaction expected to close by mid-October 2001. Founded in 1994 and based in Westwood, Mass., RoweCom is a leading global provider of sophisticated tools and client services for purchasing and managing the acquisition of magazines, newspapers, journals and e-journals, books and other knowledge resources. RoweCom's content offerings and procurement technology are expected to become key components of divine's knowledge content solution, providing a single source for electronic procurement of published information in hard-copy and digital form. RoweCom has offices in Canada, the U.K., France, Spain, Australia, Taiwan/Hong Kong and Korea, and a regional office in New Jersey. RoweCom's clients range from academic libraries to Fortune 1000 firms, and could include any enterprise with intensive knowledge requirements and high-volume purchases.

- In July, divine acquired the 67 percent of the outstanding shares of EMICOM GROUP that it did not already own in exchange for 13.8 million shares of divine common stock. Founded in March 2000, Ramat Gan, Israel-based Emicom Group specializes in developing software and communications infrastructure start-up companies with four such firms currently funded. Emicom Group provides divine additional uncommitted cash reserves, an operating base in the strategically important Israeli high tech market, and a channel for divine's continued international expansion.

- In May, divine acquired DATABITES, INC., an award-winning software development company that develops both wireless and wired Web content delivery applications. Founded in 1999, DataBites develops and markets technology that allows users to capture content from any Web-based application, intranet, or Web page, and display that content on any Internet-enabled device. divine is incorporating DataBites' Internet Content Recorder(TM) (ICR(TM)) and MobileBites(TM)


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     technologies into its enterprise portal solutions, enabling divine portal customers to simply and instantly personalize their portals and extend them to mobile devices.

- In April, divine closed its acquisition of CERTAIN ASSETS FROM MARCHFIRST, INC., consisting primarily of the operations of the former Whittman-Hart. The transaction provided divine with approximately 2,000 employees and 350 customers predominantly consisting of Fortune 1000 and high growth middle market companies. Ed Szofer, chief development officer of marchFIRST and the president of Whittman-Hart prior to the acquisition of USWeb last year, was named President of divine Professional Services. In addition, divine is in the process of closing its acquisition of marchFIRST's HostOne application hosting unit, which will become part of divine's managed application business.


STRATEGIC ALLIANCES AND BUSINESS AGREEMENTS

- In July, divine enhanced its strategic alliance with COMPUTER ASSOCIATES, originally announced in February, with the integration of divine's Enterprise Content Center and applications with CA's Jasmine Portal. The integrated technology was unveiled at the 10th annual CA World e-business conference in Orlando, attended by 8,000 IT professionals, and resulted in being awarded one of four CA World Spirit Awards for best overall show presence. This is divine's first corporate alliance touching all spheres of its business.

- divine's Value-Added Reseller (VAR) group finalized agreements with HEWLETT-PACKARD, IBM, DELL, COMPAQ, ORACLE and EMC during the quarter, giving divine the ability to bring significant additional value to its professional services, software and managed applications sales. These new partnerships have already resulted in a number of customer wins.

- In June, divine rolled out a reseller partnership with OUTTASK, INC., allowing divine's sales force to offer a divine-deployed suite of pre-integrated, hosted CRM, SFA, T&E, HR and Financial Management solutions from leading vendors such as Siebel, Great Plains, and WebEx. Outtask's applications suites deliver immediate cost-savings and efficiencies that take months to implement under traditional deployments.

- In July, divine announced an agreement with ESHARE COMMUNICATIONS, INC., allowing divine's global sales and solutions delivery organizations to sell eshare's premier predictive dialer and voice platform which features the call center industry's most advanced and flexible dialer technology, as well as eshare's other customer interaction management (CIM) solutions.

- In July, divine established a reseller agreement with ROWECOM, INC. that allows the divine sales organization to sell RoweCom products. RoweCom forms the foundation for the content component of divine's overall strategy to dominate enterprise content management.

- In May, BEA SYSTEMS selected divine's Professional Services organization to participate in its cooperative agreement with Dell to preload BEA WebLogic(R) Server - believed to be the world's #1 Java application server
     - on Dell PowerEdge servers as part of an initiative to deliver "ready-for-e-business" application server solutions to enterprise customers.


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NEW SOLUTIONS, RELEASES AND RECOGNITIONS

- DIVINE RELEASED ITS ENTERPRISE PORTAL V4.4 as part of a process to unify divine's portals and product suite. This release features new content partnerships, third-party application integration, and core components including: instant messaging, financial applications, Fame iChartz, Microsoft's NetMeeting, GeoDynamics Energy Mapping, S&P Insurer Ratings and SmartMoney Market Maps.

- DIVINE'S PRODUCT SOLUTIONS GROUP LAUNCHED ITS RIGHTSTART(TM) IMPLEMENTATION SERVICES OFFERING, which is solely dedicated to servicing divine's product suite of effective planning, installation, configuration and training specific to divine software products. Working with clients at their locations, divine's certified product specialists can help the client customize and integrate divine solutions into their enterprise systems by tapping our experience with the latest web services technologies.

- DIVINE INTRODUCED FINANCIAL MARKETS INSIGHT(TM) AND INVESTMENT BANKING INSIGHT(TM) PORTALS - its two newest web-based portal solutions for the financial services industry. The portals provide financial services professionals with access to applications and premium content from sources like Thomson Financial, Reuters, Standard & Poor's, Fame, Edgar Online, OneSource Information Services and Zacks Investment Research, while enabling firms to control costs and track usage.

- DIVINE INDIA LIMITED WAS CERTIFIED ISO 9001:2000 COMPLIANT, under a new ISO standard which brings Customer Focus and Continuous Improvement elements to the existing ISO 9001:1994 standard, against which divine India was certified last year. divine India provides off-shore software development services for divine's internal offerings and numerous divine customer projects.

- DIVINE'S CINCINNATI AND DETROIT OFFICES WON AN ADDY AWARD, one of the advertising industry's top honors, presented by the American Advertising Federation, for their branding work on www.frontgate.com. Frontgate is a leading marketer of luxury indoor and outdoor household goods, and the award recognizes the expansion of the site's e-commerce capabilities.

BOARD OF DIRECTORS UPDATE

- In June, KEVIN NATER OF DELL COMPUTER CORPORATION was added to divine's Board of Directors. Mr. Nater currently serves as vice president and treasurer for Dell, as well as vice president of Dell Ventures and on the Board of Dell Financial Services. Previously, he was assistant treasurer and vice president of corporate finance and risk management at Dell and, prior to that, director of corporate finance. Earlier, he held various positions over a 12-year period at Citicorp, ranging from general management to vice president of the High Technology Group. He earned a bachelor's degree in political economics and a master's degree in finance from the University of California at Berkeley.

- GREGORY K. JONES OF UBID, INC. resigned in June. There remains a total of 11 members serving on divine's Board of Directors.

SECOND QUARTER INVESTOR CONFERENCE CALL:

divine's second quarter conference call with the investment community is scheduled for 5:00 p.m. ET / 4:00 p.m. CT / 3:00 p.m. MT / 2:00 p.m. PT on Thursday, August 9, 2001. To listen to the call live or for a replay of the call,



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please visit the Investor Relations page at WWW.DIVINE.COM. A live audio broadcast of the call will be available at 952-556-2833 and a replay will be available by calling 703-326-3020, code 5388554.

ABOUT DIVINE, INC.

divine, inc., (Nasdaq: DVIN) delivers a unique combination of services, Web-based technology, and managed applications capability that enables businesses to rapidly deploy advanced enterprise edge solutions that are fully integrated with every aspect of their business strategy and existing technical systems. Founded in 1999, Chicago-based divine is a leader in promoting the development of new technologies, products, and services that dramatically change how businesses manage information, engage and interact with their constituents, and develop new market opportunities. For more information, visit the company's web site at www.divine.com.

divine is a component of the Russell 3000(R) and Russell 2000(R) indexes of U.S. common stocks and one of 14 companies in Russell's Web-based software/services industry classification to be added to the Russell indexes for 2001, as well as one of 21 newly-added firms headquartered in Illinois.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The matters discussed in this news release contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that reflect divine's current expectations about its future results, performance, prospects and opportunities. All statements other than statements of historical information provided herein may be deemed to be forward-looking statements. Without limiting the foregoing, divine has attempted to use the words "may", "will", "believes", "anticipates", "estimates", "plans", "intends ", "expects" and similar expressions to identify forward-looking statements. These forward-looking statements are based on information currently available to divine and are subject to numerous risks, uncertainties and contingencies that may cause divine's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, without limitation: divine's ability to consummate the eshare and RoweCom mergers; divine's ability to successfully implement its acquisition strategy, including its ability to integrate the operations, personnel, products and technologies of, and address the risks associated with, acquired companies; the overall performance and operating results of acquired companies; divine's limited operating history and new and evolving business strategy; divine's ability to expand its customer base and achieve and maintain profitability; divine's ability to retain key personnel; divine's ability to predict revenues from project-based engagements; divine's ability to keep pace with technological developments and industry requirements; divine's ability to efficiently manage its growing operations; changes in the market for Internet services and the economy in general; increased competition from other providers of software solutions and professional services; customers' purchase of software applications under hosted subscription based models; divine's ability to address the risks associated with international operations; and divine's ability to maintain its Nasdaq listing. For further information about these and other risks, uncertainties and contingencies, please review the disclosure under the captions "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" in divine's Registration Statement on Form S-4 filed with the SEC on August 1, 2001 and as amended from time to time. You should not place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. Except as required by federal securities laws, divine undertakes


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no obligation to publicly revise these forward-looking statements or risks, uncertainties or contingencies to reflect events or circumstances that arise after the date hereof.

CAUTIONARY STATEMENT

A PROXY STATEMENT/PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT ON FORM S-4 RELATING TO THE ESHARE MERGER HAS BEEN FILED BY DIVINE AND ESHARE WITH THE SEC AND A PROXY STATEMENT/PROSPECTUS RELATING TO THE ROWECOM MERGER WILL BE FILED BY DIVINE AND ROWECOM WITH THE SEC AS SOON AS PRACTICABLE. WHEN FILED, COPIES OF THESE DOCUMENTS AND OTHER RELATED DOCUMENTS MAY BE OBTAINED FREE OF CHARGE ON THE SEC'S WEB SITE (WWW.SEC.GOV), FROM DIVINE AND, AS APPLICABLE, FROM ESHARE OR ROWECOM. ESHARE AND ROWECOM INVESTORS SHOULD READ THE APPLICABLE DOCUMENTS CAREFULLY BEFORE MAKING A DECISION ABOUT THE APPLICABLE MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH MERGER, DIVINE AND, AS APPLICABLE, ESHARE OR ROWECOM.

Divine and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of approval of the issuance of divine Class A Common Stock in the eshare merger. Information regarding these persons is set forth in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on Schedule 14A, and additional information is set forth in the proxy statement/prospectus for the eshare merger referred to above.


                         FINANCIAL TABLES FOLLOW




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                          DIVINE, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in thousands except share and per share amounts)
                                   (unaudited)

                                                                     THREE MONTHS ENDED                 SIX MONTHS ENDED

                                                               JUNE 30, 2001    JUNE 30, 2000    JUNE 30, 2001    JUNE 30, 2000
Revenues:
     Products                                                  $       3,381    $       1,236    $       4,916    $       2,330
     Services                                                         57,900           10,856           66,122           14,977
                                                               -------------    -------------    -------------    -------------
                                                                      61,281           12,092           71,038           17,307
                                                               -------------    -------------    -------------    -------------
Operating expenses:
     Cost of revenues:
          Products                                                       431              934            1,282            1,462
          Services                                                    45,524            9,793           52,293           13,672

     Selling, general and administrative                              55,419           50,343           92,673           81,794
     Research and development                                          2,857            3,048            5,990            4,644
     Amortization of stock-based compensation                          2,234            8,199            5,553           16,864
                                                               -------------    -------------    -------------    -------------
          Total operating expenses                                   106,465           72,317          157,791          118,436
          Operating loss                                             (45,184)         (60,225)         (86,753)        (101,129)

Other income (expense):
     Interest income                                                   2,405            2,512            5,912            6,226
     Interest expense                                                 (1,060)          (1,020)          (1,336)          (1,322)
     Other income, net                                                13,477               18           13,427               15
                                                               -------------    -------------    -------------    -------------
          Total other income (expense)                                14,822            1,510           18,003            4,919
          Loss before minority interest, gain on
            issuance of stock by associated companies,
            equity in losses of associated companies
            and impairment of investment in equity
            and cost method companies                                (30,362)         (58,715)         (68,750)         (96,210)

Minority interest                                                      1,055            4,353            3,875            8,540
Gain on issuance of stock by associated companies                        110            2,915              805            2,915
Equity in losses of associated companies                              (5,192)         (23,936)         (12,443)         (34,813)
Impairment of investment in equity and cost method companies          (4,156)              --          (27,619)              --
                                                               -------------    -------------    -------------    -------------
          Net loss                                                   (38,545)         (75,383)        (104,132)        (119,568)

Accretion of redeemable preferred stock dividends                         --           (4,294)              --           (7,518)
Accretion of preferred stock dividends                                    --           (4,351)              --           (8,544)
Deemed dividends                                                          --               --               --          (25,814)
                                                               -------------    -------------    -------------    -------------
          Net loss applicable to common stockholders           $     (38,545)   $     (84,028)   $    (104,132)   $    (161,444)
                                                               =============    =============    =============    =============

          Basic and diluted loss per share applicable
            to common stockholders                             $       (0.27)   $       (0.91)   $        (.75)   $       (1.86)
          Shares used in computing basic and diluted
            net loss per share (1)                               144,569,725       92,800,311      139,597,070       86,814,615

(1) 2000 share counts assume conversion of all preferred shares into common shares

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                          DIVINE, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                        JUNE 30,       DECEMBER 31,
                                                          2001             2000
                                                       (unaudited)
                           ASSETS
Current assets:
     Cash and cash equivalents                         $202,177         $252,533
     Accounts receivable, net                            43,232            7,678
     Other current assets                                21,730           21,588
                                                       --------         --------
          Total current assets                          267,139          281,799

Goodwill and other intangible assets                     44,402            8,621
Ownership interests in associated companies              23,790           65,939
Other assets                                             77,044           63,822
                                                       --------         --------
          Total assets                                 $412,375         $420,181
                                                       ========         ========

            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities                                    $ 44,596         $ 27,571

Other liabilities                                        65,463            7,777

Minority interest                                        12,133           16,950

Stockholders' equity                                    290,183          367,883
                                                       --------         --------

          Total liabilities and stockholders' equity   $412,375         $420,181
                                                       ========         ========

                                      # # #

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